October 4, 2007
Mr. William H. Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549 - 0405
Mail Stop 3561

Re:	The Talbots, Inc.
Form 10-K for Fiscal Year Ended February 3, 2007
Filed April 10, 2007
Form 10-Q for Fiscal Quarter Ended May 5, 2007
File No. 1-12552
Dear Mr. Thompson:
               This letter is being furnished by The Talbots, Inc. (the “Company”) in response to your letter dated September 6, 2007 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2007 and Quarterly Report on Form 10-Q for the quarter ended May 5, 2007.
Form 10-K for Fiscal Year Ended February 3, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Business Overview, page 21
1.	Please expand your disclosures to provide a more informative discussion through the eyes of management of the impact of the J. Jill acquisition on your financial results. This discussion should include known material trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in your liquidity decreasing or increasing in any material way. Please also provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Lastly, please describe and provide insight into relevant economic or industry-wide factors and material opportunities, challenges and risks that your strategic initiatives are expected to address. Refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 and Item 303 of Regulations S-K for guidance. Your response should show what the revised disclosure will look like.

Response:

In future filings, as applicable, we will provide a more informative discussion within the Business Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of any known material trends, demands, commitments, events or uncertainties related to the J. Jill acquisition, that will have, or are reasonably likely to have a material impact on our financial condition, operating performance, revenues and/or

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

income or result in our liquidity decreasing or increasing in any material way. Additionally, in future filings, we will provide additional information about the quality and variability of our earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Lastly, in future filings, we will describe and provide insight into relevant economic or industry-wide factors and material opportunities, challenges, and risks that our strategic initiatives are expected to address.

In future filings, we will include the following type of discussion within the Business Overview section of MD&A. For illustrative purposes below, the Company has utilized data for the first half of 2007 and 2006.

Business Overview

Overall, 2007 thus far has proven to be a challenging year for the Company. For the six months ended August 4, 2007, the Company’s comparable store sales declined by 4.1%. The Company reported a net loss of $8.1 million, compared to net income of $23.5 million for the same period in 2006.

The J. Jill Brand and the Effects of the Acquisition

The acquisition of J. Jill has had, and is expected to continue to have, a material effect on the Company’s financial position, results of operations, and cash flows. For the six months ended August 4, 2007, J. Jill represented 20% of the Company’s net sales. As of August 4, 2007, the Company operated 255 J. Jill brand retail stores, of which 50 have been opened since the date of acquisition, May 3, 2006.

The J. Jill brand’s retail store sales reflected a 2.7% decline in comparable store sales for the twenty-six weeks ended August 4, 2007. Management believes that the J. Jill brand was negatively impacted in the latter part of the second quarter of 2007 by a weak customer response to its regular-price merchandise received in the month of July, which included the last significant merchandise deliveries executed mainly by the former merchandising team. Management also believes that the business was negatively impacted by an uncertain macro-environment, causing customers to be more discriminating in their discretionary spending.

Although the J. Jill brand yielded negative comparable store sales results for the first half of 2007, management believes that progress has been made in the brand since the acquisition date. The brand has experienced fluctuations in sales trends throughout the period with four out of the six months yielding positive comparable store sales results. However, given the J. Jill brand’s spring season performance and the difficult macro-environment, the Company does not believe that sales at the J. Jill brand will be sufficient in the second half of 2007 to allow for J. Jill to provide accretion to the Company’s earnings in 2007 as originally anticipated. Management continues to expect that J. Jill will be accretive to the Company’s earnings. While management cannot predict with accuracy when such accretion will occur, current expectations are that J. Jill operations will be accretive to earnings in fiscal 2008.

In connection with the acquisition, the Company acquired the direct marketing business of J. Jill, consisting of both catalog and internet channels, which was the primary driver of the Company’s 26.5% increase in net sales for the Company’s direct marketing segment. Since

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

the J. Jill acquisition, the Company has begun to see positive customer response in the brand’s catalog channel which management believes is due to the steps taken to redesign and improve the catalog presentation.

Increased levels of selling, general, and administrative costs have been incurred in 2007 primarily relating to the acquisition of J. Jill. Of the 250 basis point increase in the Company’s selling, general, and administrative costs as a percentage of net sales during the first half of 2007, approximately 240 basis points of the increase was due to higher J. Jill brand incurred costs as a percentage of net sales in comparison to the Talbots brand. The increases were primarily in the areas of payroll, catalog production, and marketing costs. Management currently is initiating steps with the objective of moving the J. Jill brand’s sales productivity (measured by metrics such as sales per square foot, sales per catalog page, etc.) toward more closely resembling the Talbots brand’s sales productivity in the future. This change, if achieved, would result in a decrease in selling, general, and administrative costs as a percentage of net sales compared to current results. However, management is not able to predict when such changes at the J. Jill brand will occur and to what extent it may favorably impact the Company’s financial performance.

The Company has incurred approximately $58.5 million of acquisition related costs since the date of acquisition, of which $18.9 million was included in the first half of 2007. Acquisition related costs include interest expense on the Company’s five year term loan facility that was used to partially fund the acquisition, amortization of the acquired J. Jill intangibles, and integration expenses.

The Company’s borrowings to fund the acquisition under its term loan facility have caused interest expense to increase since the J. Jill acquisition. Interest expense on the term loan facility was $10.1 million during the first half of 2007. This increased level of interest expense as a result of the J. Jill acquisition is expected to continue until the term loan is fully repaid in 2011. However, the interest expense specific to the term loan will decrease over time as the principal is repaid. The interest expense on the term loan will be impacted by changes in interest rates, which are re-set every three months based on changes in LIBOR.

Amortization of the acquired J. Jill intangibles was $5.8 million during the first half of 2007. This increased level of amortization expense as a result of the J. Jill acquisition is expected to continue until the assets are substantially fully amortized in 2019. Amortization levels will continue to increase until 2010, at which time the amortization levels will start to gradually decline until 2019.

As the integration of J. Jill has progressed, integration expenses as a percentage of total acquisition related costs have decreased. Integration expenses were $3.0 million during the first half of 2007. The Company expects integration expenses to continue to decline during the remainder of 2007, with no significant integration expenses in 2008.

The Company has made significant progress since the acquisition in integrating the Company’s two brands, especially in back office support functions. The Company expects to realize approximately $36 million in cost synergies in 2007 resulting from four areas: sourcing, retail catalog operations, distribution, and back office support functions. For the first half of 2007,

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

the Company has realized approximately $16 million in cost synergies. This level of synergies is expected to continue in 2008 and beyond.

Since the acquisition of J. Jill, the Company’s working capital needs have increased. This increased working capital requirement is being driven by the Company’s net losses, the capital required for new store openings, and the repayments of the acquisition related debt. The Company has increased its availability under its line of credit facilities by $55.0 million, from $115.0 million to $170.0 million during 2007. The Company currently expects that its working capital needs will start to decline from current levels in the latter part of 2007 as the Company seeks to achieve a more efficient use of inventory including a reduction in inventory receipts for both the Talbots and J. Jill brands.

Talbots Brand Sales Results

Talbots brand retail store sales in the first half of 2007 decreased by $9.2 million, or 1.2%, compared to the first half of 2006. Reflected in Talbots brand retail store sales was a 4.4% decline in comparable store sales for the period. This decline was partially offset by the sales resulting from the increase in the number of Talbots brand retail stores. Management believes that the brand’s negative sales results were impacted by a weak customer response to the brand’s merchandise, primarily in the brand’s casual merchandise. As a result, deeper discounts than planned were taken in order to liquidate the excess inventory in both the Company’s mid-season and semi-annual sale events. Additionally, management believes that the brand’s negative results were impacted by a shift in consumer sentiment in the second quarter of 2007 and reduced discretionary spending, given the significant uncertainty in the macro-environment.

Looking Ahead to the Fall Season of 2007

While the Company was disappointed with its sales performance during the first half of 2007, the Company’s performance was consistent with the specialty apparel retail segment of the industry.

The future success of the Company’s brands and improvements in its sales and operating performance for the second half of 2007 and beyond is substantially dependent upon comparable store sales results and the level of full price versus markdown selling. Among other factors impacting sales and related full price and markdown selling are management’s ability to anticipate and successfully respond to changing customer tastes and fashion preferences and customer acceptance of each brand’s seasonal fashion offerings. Decisions with respect to product designs are generally made well in advance of the season and frequently before fashion trends are evidenced by customer purchases. To the extent that the Company fails to anticipate, identify, and respond effectively to consumer preferences, sales will be adversely affected and the markdowns required to move the resulting excess inventory will adversely affect the Company’s results. Additionally, general consumer confidence and retail economic conditions influence the Company’s operating results. As a result, it is difficult to ascertain if the current year’s operating performance will continue for the balance of this year and beyond.

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

As the Company looks ahead to the fall season of 2007, management has focused on certain key initiatives which it hopes will result in improved sales and operating performance. Such initiatives for the Talbots brand include: improving the brand’s merchandise offering to return to more modern classic; reducing the brand’s inventory commitments, which in turn will enable the Company to reestablish its traditional promotional calendar; and promoting the brand’s fall merchandise through the use of a national television marketing program. Such initiatives for the J. Jill brand include: improving the brand’s merchandise offerings through the new merchandising team, unification of the brand’s promotional calendar, and a stronger marketing campaign to support the new merchandise offerings.
Critical Accounting Policies, page 30
2.	Please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. See SEC Release No. 33-8350. Please show us what your revised disclosure will look like.

Response:

In future filings, as applicable, we will provide an analysis of the impact of critical accounting estimates on our financial position and results of operations for the period presented. Also, we will disclose the effect of changes in critical accounting estimates between periods to the extent such changes have a material effect on our financial position or operating results. Additionally, where possible, we will include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.

In future filings, we will include the following type of disclosure in our Critical Accounting Policies section of MD&A. For illustrative purposes below, the Company has utilized data for 2006 and 2005 with the exception of the policy for income taxes. The Company has updated its critical accounting policy for income taxes in its Form 10-Q for the period ended May 5, 2007 to reflect its adoption of FIN No. 48. The Company has included the updated policy below.

Critical Accounting Policies

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

The preparation of the Company’s financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the applicable balance sheets and the reported amounts of net sales and expenses during the applicable reporting periods. On an on-going basis, the Company evaluates its estimates, including those related to inventories, product returns, customer programs and incentives, retirement plans, impairment of long-lived assets, impairment of goodwill and other intangible assets, income taxes, stock-based compensation, and purchase price allocation. The estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results would differ from these estimates if actual events or experience were different from their assumptions.

The Company believes the following critical accounting policies require its most significant judgments and estimates used in the preparation of its consolidated financial statements. However, there is no assurance that such judgments and estimates will reflect actual results or that such estimates or their underlying assumptions may not need to change materially in the future to reflect actual experience.

Inventory Markdown Reserve. Merchandise inventory is a significant asset on the Company’s balance sheet, representing approximately 20.2% of total assets at February 3, 2007. The Company manages its Talbots brand inventory levels by typically holding four major sale events per year in its stores and catalog, consisting of two mid-season sales and two end-of-season clearance sales. These events serve to liquidate remaining inventory at the end of each selling season after which remaining goods are transferred to the Talbots brand outlet stores. In 2006, the Company introduced a minor clearance sales event in August to offer customers transitional merchandise at a more relevant, “wear now” time. A similar sales event was added in February 2007. No other major promotional sale events are typically held. The Company has managed its J. Jill brand inventory levels by internal and external liquidation vehicles. Internal channels, including sales catalogs, price reductions in the retail stores and the J. Jill brand outlet stores, are utilized first. After the internal capacity is exceeded, external channels such as discount marketers and inventory liquidators have been utilized.

Consistent with the retail inventory method, at the end of each reporting period, reductions in gross margin and inventory are recorded for estimated future markdowns necessary to liquidate remaining markdown past-season inventory.

The key factors influencing the reserve calculation are the overall level of markdown inventory at the end of the reporting period and the expectation of future markdowns on this same merchandise. The future markdown rate is reviewed regularly by comparing actual markdowns taken against previous estimates. These results are then factored into future estimates. Historically, the difference between management’s estimates and actual markdowns has not been significant.

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

If market conditions were to decline or customer acceptance of product was not favorable, the Company may have excess inventory on hand and may be required to mark down inventory at a greater rate than estimated, resulting in an incremental charge to earnings. Management believes that at February 3, 2007 and January 28, 2006, the markdown reserve was appropriate based on current markdown inventory levels, historical markdown trends, and forecasts of future sales of markdown inventory. The markdown reserve rate at February 3, 2007 and January 28, 2006 was 50% and 45%, respectively, of past season markdown inventory. A 100 basis point increase or decrease in this rate would impact pre-tax income by approximately $0.3 million in 2006 and $0.1 million in 2005.

Sales Return Reserve. As part of the normal sales cycle, the Company receives customer merchandise returns through both its catalog and store locations. To account for the financial impact of this process, management estimates future returns on previously sold merchandise. Reductions in sales and gross margin are recorded for estimated merchandise returns based on return history, current sales levels, and projected future return levels.

The sales return reserve calculation consists of two separate components. The “stores” component is based on an analysis that tracks daily sales over the preceding six or twelve month period and actual returns processed against those sales. A six or twelve month rolling average return rate is applied against the actual sales and the difference between the estimated returns and actual returns is booked as a reserve. The model also applies a component to reduce the reserve for returns that result in merchandise exchanges. These types of returns are tracked by the store systems and the estimate is applied against the return reserve. The “direct marketing” component is based on a similar process except that sales are tracked by catalog and return rates are based on forecasted estimates for the entire life of the catalog and are based on current and historical return experience. Periodically both components of the calculation are validated by comparing the assumptions used to the actual returns processed. Historically, the difference between estimated sales returns and actual returns have not been significant.

If customer acceptance of the product was not favorable or the product quality were to deteriorate, future actual returns may increase, resulting in a higher return rate and increased charges to earnings. Management believes that the reserve balances at February 3, 2007 and January 28, 2006 of $11.1 million and $10.3 million, respectively, were appropriate based on current sales return trends and reasonable return forecasts.

Customer Loyalty Program. The Company maintains a customer loyalty program in which Talbots U.S. brand customers receive “appreciation awards” based on reaching a specified purchase level on their Talbots charge accounts. Customers may redeem their appreciation awards toward future merchandise purchases on the Talbots charge card. Appreciation awards, by their terms, expire one year from the date of issuance. Typically, the customer receives one point for each one dollar purchased. Each time a customer reaches 500 points within the program year, the customer is issued a twenty-five dollar appreciation award. Typically, the Company runs two promotional events, in March and September, where the customer is credited two points for each one dollar purchased. In 2006 and 2005, the Company also offered this promotion in December.

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

Appreciation award expense is calculated as a percent of Talbots charge sales and is based on expected redemption rates and is charged to selling, general and administrative expense. Each month, the Company performs an analysis of the accrual account balance and factors in the outstanding unredeemed awards, actual redemptions, and the level of award points earned. The Company also performs a monthly analysis of issuances and redemptions to identify trends in the redemption rate. Adjustments are made to the accrual based on trends and changes in the program. Several key statistics are monitored regularly, including expense as a percentage of sales, redemptions as a percentage of sales, and cumulative redemptions. Trends in these statistics are then factored into both the initial expense and the analysis of the liability account.

Actual award grants and redemptions may vary from estimates based on actual customer responsiveness to the program and could result in additional expense. Management believes that the accrual balances at February 3, 2007 and January 28, 2006 were appropriate based on recent purchase levels and expected redemption levels. A 1% change in redemptions or issuances would have decreased pre-tax income by approximately $0.2 million in both 2006 and 2005.

Retirement Plans. The Company sponsors a noncontributory defined benefit pension plan (“Pension Plan”) covering substantially all full-time Talbots brand employees; two non-qualified supplemental executive retirement plans (collectively, the “SERP”) for certain Talbots brand key executives impacted by Internal Revenue Code limits; and provides certain medical benefits for most Talbots brand retired employees under postretirement medical plans. In calculating its retirement plan obligations and related expense, the Company makes various assumptions and estimates. The annual determination of expense involves calculating the estimated total benefit ultimately payable to plan participants and allocates this cost to the periods in which services are expected to be rendered. The plans are valued annually as of December 31st.

Significant assumptions related to the calculation of the Company’s obligations include the discount rate used to calculate the actuarial present value of benefit obligations to be paid in the future, the expected long-term rate of return on assets held by the Pension Plan, the average rate of compensation increase by certain plan participants, and the assumed healthcare trend rates on the postretirement medical plans. These assumptions are reviewed annually based upon currently available information.

The assumed discount rate utilized is based, in part, upon a discount rate modeling process that involves selecting a portfolio of corporate bonds (rated AA or higher) with maturities that match the cash flows of the plan. The discount rate is utilized principally in calculating the actuarial present value of the Company’s obligation and periodic expense attributable to its employee benefits plans. At December 31, 2006 and 2005, the discount rate used was 6.0% and 5.5%, respectively. To the extent that the discount rate increases or decreases, the Company’s obligations are decreased or increased accordingly. A 25 basis point decrease in the discount rate utilized would have decreased the Company’s pre-tax income by $1.5 million in 2006 and $1.4 million in 2005.

The expected long-term rate of return on assets is the weighted average rate of earnings expected on the funds invested or to be invested to provide for the pension obligation. The

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

expected average long-term rate of return on assets is based on an analysis which considers: actual net returns for the Pension Plan since inception, Ibbotson Associates historical investment returns data for the two major classes of investments in which the Company invests (debt and equity securities) for the period since the Pension Plan’s inception and for the longer period commencing when the return data was first tracked, and expectations of future market returns from outside sources for the two major classes of investments in which the Company invests. This rate is utilized primarily in estimating the expected return on plan assets component of the annual pension expense. To the extent the actual rate of return on assets is less than or more than the assumed rate, that year’s annual pension expense is not affected. Rather, this loss or gain adjusts future pension expense over approximately five years. During both 2006 and 2005, the Company utilized 9.0% as the expected long-term rate of return on plan assets. A 25 basis point decrease in the expected long-term rate on return on plan assets would have decreased the Company’s pre-tax income by $0.2 million in both 2006 and 2005.

The assumed average rate of compensation increase is the average annual compensation increase expected over the remaining employment periods for the participating employees and is based on historical and expected compensation increases. The Company utilized a rate of 4.0% for both the periods beginning December 31, 2005 and December 31, 2004. This rate is utilized principally in estimating the retirement obligation and annual expense. An increase in the assumed average rate of compensation increase from 4% to 5% would have decreased the Company’s pre-tax income by $2.2 million in 2006 and $2.1 million in 2005.

The assumed health care expense trend rates have a significant effect on the amounts reported for the postretirement medical plans. The healthcare cost escalation rate is used to determine the postretirement obligation and annual expense. At December 31, 2006 and 2005, the Company used 11.0 % and 12.0%, respectively, as initial cost escalation rates that gradually trend down to 5.0%. To the extent that these rates increase or decrease, the Company’s obligation and associated expense are increased or decreased accordingly. An increase in the assumed health care trend rates from 11% to 12% would have decreased the Company’s pre-tax income by $0.1 million in 2006. An increase in the assumed health care trend rates from 12% to 13% would have decreased the Company’s pre-tax income by $0.2 million in 2005.

At December 31, 2006 and 2005, management believes that the assumptions used in the calculation of its retirement plans and postretirement medical plan liabilities were reasonable.

Impairment of Long-lived Assets. The Company periodically reviews the period of depreciation or amortization for long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to determine whether current circumstances warrant revised estimates of useful lives. The Company monitors the carrying value of its assets for potential impairment based primarily on projected future cash flows. If an impairment is identified, the carrying value of the asset is compared to its estimated fair value and provisions for impairment are recorded as appropriate.

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

Impairment losses are significantly impacted by estimates of future operating cash flows and estimates of fair value. The Company’s estimates of future operating cash flows are based upon our experience, knowledge, and expectations. However, these estimates can be affected by factors such as the Company’s future operating results, future store profitability, and future economic conditions that can be difficult to predict. While the Company believes that its estimates are reasonable, different assumptions regarding items such as future cash flows could affect the Company’s evaluations and result in impairment charges against the carrying value of those assets. The Company did not record significant impairment charges for the years ended February 3, 2007 and January 28, 2006.

Impairment of Goodwill and Other Intangible Assets. The Company applies the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, to goodwill and trademarks and reviews annually for impairment or more frequently if impairment indicators arise. The Company has elected the first day of each fiscal year as its annual measurement date. No impairment charges were recorded during the fiscal years ending February 3, 2007, January 28, 2006, and January 29, 2005. In assessing impairment for goodwill and trademarks, the Company uses a fair value approach at the reporting unit level. The evaluation of goodwill and trademarks requires the Company to use significant judgments and estimates, including, but not limited to, projected future revenues, cash flows, and discount rates. A change in assumptions or market conditions could result in a change in fair value and the likelihood of a material impairment. As of February 3, 2007 and January 28, 2006, there was $496 million and $111 million of goodwill and other intangible assets that were subject to potential impairment.

Income Taxes. The Company is routinely under audit by various domestic and foreign tax jurisdictions. The Company’s effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings and changes in the expected outcome of audits. Management believes that at February 3, 2007 and January 28, 2006, the accruals for income taxes were appropriate.

Adoption of FIN No. 48 – The Company adopted the provisions of FIN No. 48 on February 4, 2007. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the adoption of FIN No. 48, as of February 4, 2007, the Company recognized a $4.7 million increase in its reserve related to uncertain tax positions which was recorded as a reduction to the February 4, 2007 balance of retained earnings. Additionally, the Company grossed-up deferred tax liabilities and the reserve related to uncertain tax positions by $24.0 million related primarily to the federal tax benefit associated with certain state tax and interest reserves and certain timing differences. As of the adoption date, the Company had unrecognized tax benefits of approximately $41.5 million of which $35.6 million, if recognized, would impact the effective tax rate. As of February 4, 2007, the total amount of accrued tax-related interest and penalties included in other liabilities was $13.6 million and $3.1 million, respectively.

There is inherent uncertainty in quantifying the Company’s income tax positions. The Company has assessed its income tax positions and recorded tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances, and

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, the associated interest and penalties have also been recognized. Changes in facts, expiration of statutes of limitations and resolution of tax positions can materially affect the estimate of the Company’s effective tax rate and consequently, affect the Company’s results.

Stock–Based Compensation. The Company accounts for stock-based compensation in accordance with the fair value recognition provision of SFAS No. 123R. To calculate the fair value of options, the Company uses the Black-Scholes option-pricing model which requires the input of subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them, the estimated expected volatility of the Company’s common stock price over the expected term, the expected dividend rate, and the implied yield available on U.S. Treasury zero-coupon bond issues with a term approximately equal to the expected life of the options.

The expected life represents the weighted average period of time that share-based awards are expected to be outstanding, giving consideration to vesting schedules, historical exercise patterns, and expectations of future exercise patterns. The Company’s expected volatility of its common stock price is based primarily upon historical volatilities of the Company’s stock from public data sources and also considers implied factors that may influence the Company’s volatility. The expected dividend yield is based on the anticipated annual payment of dividends. The risk free interest rate is based on data derived from public sources regarding U.S. Treasury zero-coupon bond issues. Management’s estimates of expected volatility and expected life have the greatest impact on determining the fair value of options granted. If the expected volatility or expected life were to increase, the fair value of the stock award would be higher resulting in increased compensation charges. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company utilized different assumptions, the recorded stock-based compensation expense could be materially different in the future.

The fair values of unvested stock awards are based on the closing stock price on the date of grant and the related stock-based compensation expense is recognized on a straight-line basis over the vesting period. The vesting period on unvested stock is a five year period, but can be accelerated to three years after the grant date depending on the achievement of certain corporate financial goals. If the Company determined that the achievement of certain corporate financial goals was going to occur where it had previously concluded that achievement of such goals would not occur, then the vesting period would be reduced at that time and the future related expense amounts would increase.

In addition, an estimated forfeiture rate is applied in the recognition of the compensation charge. The Company estimates the forfeiture rate based on historical experience as well as expected future behavior. Management compares actual forfeitures with estimates and revises its estimates if differences occur. If actual forfeitures rates are lower than management’s

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

estimates, the Company’s compensation expense would increase. Conversely, if actual forfeitures are greater than management’s estimates, the Company’s compensation expense would decrease. The Company’s results of operations will be impacted by differences between estimated and actual forfeitures. A 1% decrease in the assumed forfeiture rate would have decreased the Company’s pre-tax income by $0.1 million for the year ended February 3, 2007.
The future impact of the cost of share-based compensation on the Company’s results of operations, including net income and earnings per diluted share, will depend on, among other factors, the level of the Company’s equity awards in the future as well as the market price of shares at the time of award as well as various other assumptions used in valuing such awards.

Purchase Price Allocation. The Company accounted for its acquisition of J. Jill under the purchase method of accounting in accordance with SFAS No. 141, Business Combinations (“SFAS No. 141”), which provides that the purchase price be allocated to the net assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition. The Company allocated the purchase price to the assets acquired and liabilities assumed at their estimated fair values as of the date of acquisition, and the excess of the purchase price paid over the estimated fair value of net assets acquired was recorded as goodwill. The acquisition of J. Jill was completed in May 2006 for a total purchase price of approximately $524.4 million, including transaction costs of $6.1 million. The Company has finalized its determination of fair values of the assets acquired and liabilities assumed as of the acquisition date. As part of the purchase price allocations, all intangible assets were identified and valued. Of the total purchase price, $79.1 million was assigned to trademarks, and $100.2 million was assigned to other intangible assets using income and cost approaches. If the Company had utilized different valuation techniques and assumptions, the assigned values and assigned useful lives may have varied significantly, causing goodwill and the amortization expense recognized in the consolidated statements of earnings to be significantly impacted.
Items 9A. Controls and Procedures, page 38
3.	You state that you have established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company’s financial reports and to other members of senior management and the Board of Directors.

Please revise to state, if true, that your disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to management, including your principal executive and principal financial officer, or persons performing similar functions, to allow timely decisions regarding required disclosure. Please refer to the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(c).

Response:

In future filings, we will revise our disclosure in Item 9A within our Form 10-K and in Item 4 within our Form 10-Q. We revised Item 4 of our Form 10-Q for the period ended August 4, 2007 that was filed on September 12, 2007 such that our disclosure was as follows:

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to management, including the principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

In connection with the preparation of this Quarterly Report on Form 10-Q, an evaluation was performed under the supervision, and with the participation of, the Company’s management, including its principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of August 4, 2007. Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of August 4, 2007.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-7
Merchandise Inventories, page F-8
4.	Given the sophistication of your management information systems as described on page 8 please explain to us why you use the retail inventory method as opposed to the cost method to value your inventories. In your response, please address the limitations, if any, in your systems to track the cost of merchandise and related expenses such as freight. Please also describe to us in detail how you apply the retail inventory method. In doing so, please include a discussion of:
o	How you track inventory available for sale at cost and retail including treatment of purchase discounts and rebates;

o	Your markup policies, including how you determine the cumulative markup and cost complement and treatment of markup cancellations and additional markups;

o	How you treat markdowns and markdown cancellations, employee discounts and customer loyalty awards;

o	How you determine and/or estimate shrinkage;

o	How you group merchandise inventories in your RIM calculations;

o	How you group merchandise in transit; and

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

o	The types of costs, such as purchasing costs, warehousing costs and distribution costs, capitalized in inventories and how these inventory costs are determined.
In addition, please disclose a more detailed summary of the significant policies used in applying the retail inventory method and the nature of costs capitalized in inventories. Show us what your revised accounting policy disclosure will look like.

Response:

Talbots uses the Retail Inventory Method (“RIM”) to value its inventory. By using RIM, the Company reflects the impact of markdowns in its financial statements in advance of selling the marked down merchandise. Because Talbots is a limited promotion retailer with planned promotions and markdowns, using RIM assists the Company in planning, calculating, and predicting gross margin rates. The Company’s inventory system has the ability to track inventory at an item level at cost, however the current outputs of the system are not configured to generate reporting under the cost method. All inventory data is tracked at retail value at the item level once the merchandise has been received. The Company believes that utilizing one standard value (the retail value) results in ease of communications between departments such as finance, merchandising, and stores. All merchant-oriented information is expressed in retail dollars, and inventory and sales transactions are analyzed in terms of retail dollars, such as sales, markdown, shrink, open to buy, stock level, etc. All inventory at stores is tracked at retail value, and physical inventory observations are performed based on the retail value. Based on the above, the Company believes that RIM is the most efficient method for the Company to utilize.

Talbots tracks its inventory and the related valuation on a system that we refer to as our “stock ledger.” On a daily basis, the stock ledger receives merchandise related information at the item level from several merchandise applications, including sales, receipts, accounts payable, transfers, price management, and physical inventory. Once the information is received, a weekly report is written to accumulate the data and calculate ending inventory and certain performance measurements utilizing RIM.

The stock ledger uses a “cost complement” to establish a cost value for the inventory. The cost complement is the ratio of the merchandise made available to sell at cost divided by the merchandise made available to sell at retail. RIM calculations occur at all levels of the merchandise hierarchy within the stock ledger, from individual item level to total Company. The following groupings exist in the current hierarchy: items classifications, departments, divisions, entity, and total Company. For example, multiple items comprise a classification and multiple classifications comprise a department. Our stock ledger system performs RIM calculations initially at the item level, which then aggregates to the classification level, which then aggregates to the department level, and so on.

The merchandise made available to sell at cost is equal to the sum of the beginning inventory at cost plus all additions to inventory at cost, including purchases, inbound freight and duties. Additionally, purchase discounts and rebates are treated as adjustments to the cost in the stock ledger and thus reduce the merchandise made available to sell at cost. However, purchase discounts and rebates are not significant for the Company.

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

The merchandise made available to sell at retail is equal to the sum of the beginning inventory at retail plus all additions at retail, including purchases, markups, and markup cancellations. A markup is a price change on an item that has been received by the Talbots merchandising system changing the item from one “full price” value to another. A markup on an item requires the item to be re-ticketed. A markup cancellation is also a full price activity, requiring the item to be re-ticketed, but taking the item to a lower retail value. Talbots rarely uses markups or markup cancellations. When used, markups and markup cancellations are processed through the stock ledger as adjustments to purchases at retail. Markdown cancellations are also treated as a component of retail inventory available for sale. Accordingly, markups and markup cancellations have no impact on gross margin or inventory at cost at the time that they are processed.

The ending inventory at retail has been reduced by the period’s sales, markdowns, discounts, and shortages at retail values. Markdowns and markdown cancellations affect merchandise which is no longer at full price. The markdown is reported as a reduction to the retail value of the inventory on the stock ledger and results in decreased gross margin for the cost value of the markdown. A markdown cancellation is rarely used by Talbots. When it is used, it too is reported through reductions on the stock ledger, but as a negative reduction. Markdown cancellations impact gross margin and inventory at cost at the time that they are processed. Employee discounts are considered a markdown and are treated as such. Customer discounts, such as percentage-off coupons, are accounted for as a markdown at the time of purchase. Customer loyalty awards are treated similar to a cash sales transaction in the stock ledger system and are accounted for over the period they are earned. Shortages are measured at retail as the difference between book inventory and physical inventory. An estimate of shortage is computed and booked to the stock ledger weekly, as a retail reduction. The accrual is a percentage of sales and is based on historical trends or shortages found during the Company’s physical inventory process. Talbots performs periodic cycle counts of its inventories throughout the year. The shortage accrual estimate is adjusted to the actual shortage upon booking the inventory from the physical inventory count.

The cost complement is applied to the ending inventory at retail to derive the ending inventory at cost. The cost complement is the inverse of the accumulated mark-on. For example, if the accumulated mark-on is 75%, then the cost complement is 25%.

Once the ending inventory has been computed to cost, Cost of Goods Sold (“COGS”) is then calculated as the inventory available to sell at cost less the ending inventory at cost. By including the markdowns and shortage values as reductions to ending inventory, the gross margin is reduced by the “cost value” of the markdowns and shortages already taken.

Merchandise in transit is merchandise that has been shipped but has not yet been received into our distribution centers. Merchandise in transit does not have a retail value as it is not currently subject to sale, therefore it is not included in the retail method calculations as set forth above. The value of merchandise in transit is recorded in the Company’s balance sheet at cost.

The types of costs that are capitalized in inventories are certain distribution costs, warehousing costs, and purchasing costs. Distribution costs consist of the cost to ship merchandise from the warehouses to the stores. Warehousing costs consist primarily of costs to operate the

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

warehouses, such as maintenance and occupancy, as well as costs to prepare the merchandise for shipment to the stores such as ticketing and packing. Purchasing costs consist primarily of costs associated with merchandise design and manufacturing. We are able to determine the inventory costs to be capitalized in inventory by reviewing the cost activities and identifying those costs that should be capitalized. The costs are then aggregated and allocated to the inventory, outside of the stock ledger system.
In future filings, we will revise our summary of significant accounting policies to read as follows:

Merchandise Inventories - Inventories are stated at the lower of average cost or market using the retail inventory method on a FIFO (first-in, first-out) basis. Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are adjusted for estimated future markdowns on currently held past season merchandise in advance of selling the marked-down merchandise. Estimated future markdowns are calculated based on current information related to inventory levels, historical markdown trends, and forecasted markdown levels. Certain distribution costs, warehousing costs, and purchasing costs are capitalized in inventory.
Basic and Diluted Net Income Per Share, page F-11
5.	Please tell us and revise your disclosure to clarify how you treat unvested stock and unvested stock units in basic and diluted income per share computations. In your response, explain why your treatment complies with paragraph 10 SFAS 128.

Response:

Unvested shares and unvested stock units are excluded from our basic earnings per share calculations until they become vested. Utilizing the treasury stock method, unvested shares and unvested stock units are included in our diluted income per share calculation unless the effect is antidilutive.

Unvested shares and unvested stock units are considered contingently returnable shares because they are subject to repurchase by the Company if the related service condition is not met. Under SFAS 128, contingently returnable shares are treated in the same manner as contingently issuable shares, thus excluded from the computation of basic earnings per share until all necessary conditions have been met. Therefore, we believe our treatment of unvested shares and unvested stock units in our computation of basic and diluted earnings per share complies with paragraph 10 of SFAS 128.

In future filings, we will revise our summary of significant accounting policies to read as follows:

Basic and Diluted Net Income Per Share - Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Unvested stock awards are excluded from basic net income per share as the awards are contingently returnable. Once the unvested stock awards have vested, they are included in the computation of basic net income per share. The calculation of diluted net income per share is

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

consistent with that of basic net income per share but gives effect to all potential common shares, which includes stock options and unvested stock awards that were outstanding during the period, unless the effect is antidilutive.
Note 10, Accrued Liabilities, page F-21
6.	Please tell us and disclose your accounting policies for gift cards, including those that are never redeemed or not redeemed over an extended period of time. Please specifically address your revenue recognition policy and basis therefore.

Response:

Upon the sale of a gift card, a liability is established for the purchase price of the card. The liability is relieved and revenue is recognized when the gift card is redeemed by a customer in exchange for merchandise.

Our gift cards have no stated expiration dates and we will accept any age of gift card in exchange for merchandise. Historically, 98% of our gift cards issued have been redeemed within a five year period. A portion of unredeemed gift cards become subject to escheatment after a period of dormancy and are remitted to the appropriate jurisdiction. Amounts that are not redeemed and not escheated are reversed into income upon settlement of audits and historically have not been significant.

In future filings, we will revise our summary of significant accounting policies to read as follows:

Gift Cards and Merchandise Credits – Upon the sale of a gift card or the issuance of a merchandise credit, the Company records a liability representing the purchase price of the gift card or the retail value of the merchandise credit. The liability is relieved and revenue is recognized when the gift card or merchandise credit is redeemed by a customer in exchange for merchandise. Unredeemed gift cards and merchandise credits are escheated to the appropriate jurisdiction.
Note 13. Segment and Geographic Information, page F-26
7.	Please tell us and revise to disclose how depreciation and amortization are treated in segment direct profit and, if applicable, disclose depreciation and amortization for each segment. Refer to paragraph 27 of SFAS 131.

Response:

Segment direct profit is calculated as net sales less cost of goods sold and direct expenses. Direct expenses of the Stores Segment include payroll, occupancy, including depreciation related to store facilities, and other direct costs, including amortization of the Company’s leasehold interest intangibles. Direct expenses of the Direct Marketing Segment include payroll, occupancy, including depreciation related to catalog operating facilities, and other direct costs. Indirect expenses consist of general and administrative expenses such as corporate costs and management information systems and support, including depreciation,

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

finance charge income, merchandising costs, costs of oversight of the Company’s Talbots credit card operations, certain general warehousing costs, depreciation related to corporate held assets, and amortization of the Company’s intangible assets other than leasehold interests.
Depreciation and amortization within the Stores Segment’s and the Direct Marketing Segment’s direct profit measures for the year ended February 3, 2007 was $94.1 million and $0.9 million, respectively. Indirect expenses included $26.3 million of depreciation and amortization related to corporate held or shared assets.

We will revise our future 10-K disclosures to include depreciation and amortization by segment.
Note 14. Benefit Plans, page F-28
8.	Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Response:

In future filings, we will include the following disclosure within our Benefit Plans note:

The market related value of plan assets is a calculated value that recognizes changes in fair value by adjusting the current market value of plan assets by the difference between actual investment return versus expected investment return over the last five years at a rate of twenty percent per year. The market related value of plan assets is determined consistently for all classes of assets.
Form 10-Q for Fiscal Quarter Ended May 5, 2007
9.	Please address the comments above in future filings as applicable.

Response:

We will address the comments above in future filings as applicable.
Notes to Condensed Consolidated Financial Statements
Note 10. Employee Benefits Plans, page 13
10.	We note that you amortize the benefit from the changes in reimbursement rates under your postretirement medical plan into income over the estimated remaining life of the plan. Please tell us why this amortization policy complies with paragraph 52 of SFAS 106.

Response:

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

Our postretirement medical plan allows eligible retired employees to participate in one of the medical plans that we offer to current employees as part of the group. Retired employees are eligible to participate if they retire after age 55 with more than ten benefit service years and if they were enrolled in one of the Talbots medical plans prior to retirement. Retired employees are charged at a rate that is set annually by Talbots to participate in the plan. In the several years prior to 2006, Talbots had charged a rate that was less than the actual cost to Talbots. In 2006, we determined that the original intent of the program was to charge participants exactly the expected actual cost to Talbots. As such, we concluded that that over the next five years, we would gradually increase the amount charged to participants such that after the fifth year, Talbots would be charging its participants an amount that fully offset the actual cost to Talbots.

Each year, we engage our actuaries to assist us in determining the accumulated projected liability associated with the plan. The actuarial liability essentially represents the estimate of the cost to the Company to allow participation in the plan, less the estimate of the rates that the Company intends to charge the participants. Given the Company’s intention to increase the rates charged to participants over the next five years, by the fifth year the plan will become an access-only plan.

The Company concluded that although the change in reimbursement rates described above is not a true plan amendment, the action is most analogous to a plan amendment for accounting purposes. The Company is amortizing the benefit from the change in reimbursement rates ($6.0 million as of February 3, 2007) into income over the five year period through 2011. We have concluded that given the changes to the participant rates that we will be making, the estimated remaining years of service of the participants would not be an appropriate amortization period since at the end of the five years the program will essentially be most analogous to a terminated plan. At the end of the five year period, the program will be a participant pay-all plan and there will be zero Company liability. We therefore believe that our accounting treatment is appropriate and in accordance with paragraph 52 through 55 of SFAS 106.

Mr. William H. Thompson
United States Securities and Exchange Commission
October 4, 2007

               In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               If you would like further clarification on any of the foregoing responses or have any additional comments, please contact me at (781) 741-4124.
Sincerely,
/s/ Edward L. Larsen
Edward L. Larsen
Senior Vice President, Finance,
Chief Financial Officer and
Treasurer
CC: Ms. Ta Tanisha Meadows, Securities and Exchange Commission